

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2021

Mike Pykosz
Chief Executive Officer and Chairman
Oak Street Health, Inc.
30 W. Monroe Street
Suite 1200
Chicago, Illinois 60603

  Re: Oak Street Health, Inc.
    Draft Registration Statement on Form S-1
    Submitted January 29, 2021
    CIK No. 0001564406

Dear Mr. Pykosz:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Abby Adams at (202) 551-6902 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Life Sciences

cc: Robert E. Goedert, P.C.